

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 11, 2017

Craig E. Fraser
Chief Executive Officer
Windtree Therapeutics, Inc.
2600 Kelly Road, Suite 100
Warrington, PA 18976

> **Re: Windtree Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 5, 2017**
> **File No. 333-217161**

Dear Mr. Fraser:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at (202) 551-3798 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Brian Lee
        Dentons US LLP